EXHIBIT 12(b)

CLECO POWER
COMPUTATION OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	For the		For the
	three		twelve
	months ended		months ended
	March 31, 2004
	(Thousands, except ratios)

Earnings from operations	$11,819		$52,890
Income taxes	5,936		29,354

Earnings from operations before income taxes	$17,755		$82,244

Fixed charges:
Interest, long-term debt	$6,716		$26,567
Interest, other (including interest on short-term debt)	490		1,832
Amortization of debt expense, premium, net	440		1,708
Portion of rentals representative of an interest factor	160		543

Total fixed charges	$7,806		$30,650

Earnings from operations before income taxes
and fixed charges	$25,561		$112,894

Ratio of earnings to fixed charges	3.27	x	3.68	x